Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-152315
Walgreen Co.
Pricing Term Sheet
July 14, 2008

4.875% Senior Notes due 2013

Issuer:	Walgreen Co.
Security:	4.875% Senior Notes due 2013
Size:	$1,300,000,000
Maturity:	August 1, 2013
Coupon:	4.875%
Price:	99.609% of face amount
Yield to maturity:	4.963%
Spread to Benchmark Treasury:	1.750%
Benchmark Treasury:	3.375% UST due June 30, 2013
Benchmark Treasury Price and Yield:	100-23+; 3.213%
Interest Payment Dates:	February 1 and August 1, commencing February 1, 2009
Redemption Provisions:
Make-whole call	Treasury Rate plus 30 basis points
Settlement:	T+3; July 17, 2008
CUSIP:	931422 AD1
Ratings:	A1 (stable) (Moody’s) / A+ (stable) (S&P)
Active Book-Running Managers:	Banc of America Securities LLC and J.P. Morgan Securities Inc.
Passive Book-Running Managers:	Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated
Co- Managers:	Wells Fargo Securities, LLC and Loop Capital Markets, LLC
Note: A securities rating is not a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.